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Clew

A startup focused on building consciousness between people and the resources they use. Fundraising Legal Disclosure here: tinyurl.com/letsclewthis

wefunder.com/getaclew

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Clew






Clew's Core
Company
Values


Clew is a countertop food waste recycling appliance that creates a simple way to reduce waste in your own home.


Our mission is to build consciousness between people, their resource use, and its effects on our enivronment.


The greatest amount of food waste happens in the home.


Food waste reduction is the most effective solution to climate change.


Clew plans to design with the Circular Economy at the forefront of our products.